INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Tompkins County Trustco, Inc.:

We consent to incorporation by reference in the Registration Statement for the investment and Stock Ownership Plan, 1992 Stock Option Plan, and 1996 Stock Retainer Plan for Non-Employee Directors on Form S-8 of Tompkins County Trustco, Inc. of our report dated January 16, 1998, relating to the consolidated statements of condition of Tompkins County Trustco, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, which report has been incorporated by reference in the December 31, 1997 annual report on Form 10-K of Tompkins County Trustco, Inc.

KPMG Peat Marwick, LLP

Syracuse, New York
August 3, 1998